Exhibit 4.4

To:	Valentia Telecommunications	Deutsche Bank AG London
	25/28 North Wall Quay	Winchester House
	Dublin 1	1 Great Winchester Street
	(in its capacity as Original Borrower	London EC2N 2DB
and Original Guarantor and as agent for
	each of the other Obligors under the	Telephone +44 (0) 20 7545 8000
Facilities Agreement referred to below)

Fax Number: + 353 1 701 6197
Attention: Peter Tarrant

04 August 2005

Dear Sirs,

€1,400,000,000 credit facility dated 18th March 2004 between, inter alia, Valentia Telecommunications (Valentia), Deutsche Bank AG London, Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley Bank as Mandated Lead Arrangers and Deutsche Bank AG London as Facility Agent (the Facilities Agreement)

Unless the contrary intention appears, words and expressions defined in or whose definitions are provided for in the Facilities Agreement shall have the same meanings when used in this letter. References in this letter to a Clause refer to a clause of the Facilities Agreement.

We refer to the Facilities Agreement. We also refer also to your letter to us dated 27 July 2005 requesting certain amendments to the Facilities Agreement.

This letter is designated a Finance Document.

We acknowledge our agreement and the agreement of all the Lenders that, subject to this letter being returned to us duly countersigned by you by 11 August 2005, the Facilities Agreement shall be amended with effect from the date of this letter as follows:

The existing clause 22.10(b)(A)IV shall be deleted and new Clauses 22.10(b)(A)IV and V shall be inserted in the Facilities Agreement as follows:

“IV.	Any transaction the value of which, when aggregated with the value of any other transactions under this sub-paragraph (IV), would not exceed €100,000,000 (or its equivalent in another currency or currencies) until the Final Maturity Date provided that no Event of Default under Clause 23.3(a) (Breach of other obligations) is outstanding at the time of such transaction or would arise immediately following such transaction, were the financial covenants contained in Clause 21 (Financial Covenants) to be tested immediately after entering into such transaction and taking account of the effect of the transaction on the financial covenants contained in Clause 21 (Financial Covenants) on a pro forma basis; and

V.	an acquisition by Holdco (or a Subsidiary of Holdco) on or prior to 30 January 2006 of all the shares in Western Wireless International Ireland Corporation LLC as described in the letter from the Company to the Facility Agent dated 27 July 2005 together with the announcement and presentation materials attached thereto.”

The Company, on behalf of itself and each of the other Obligors represents and warrants to each of the Finance Parties that:

(a)	no Event of Default under Clause 23.3(a) (Breach of other Obligations) is outstanding as at the date hereof;

(b)	there is no reason to believe that there would be an Event of Default outstanding under clause 23.3(a) as at the time of the Acquisition or an Event of Default would arise immediately following the Acquisition, were the financial covenants contained in Clause 21 (Financial Covenants) to be tested immediately after entering in the Acquisition and taking into account the effect of the Acquisition on the financial covenants contained in Clause 21 (Financial Covenants) on a pro forma basis;

(c)	any guarantee or security given by it of or in respect of the obligations and liabilities of it and/or the other Obligors to the Finance Parties under a Finance Document is created in respect of and includes all liabilities and obligations of the Obligors to the Finance Parties under the Facility Agreement as amended by this letter and will not be affected by this letter; and

(d)	it has the power to enter into and perform and has taken all necessary action to authorise the entry into of and performance of this letter and the transactions contemplated by this letter.

Except as set out in this letter, the Finance Documents remain in full force and effect. No waivers are given by this letter, and the Lenders expressly reserve all their rights and remedies in respect of any breach of, or Event of Default under, the Finance Documents.

This letter may be signed and countersigned in any number of counterparts, and this has the same effect as if the signatures were on a single copy of this letter.

This letter is governed by English law.

Please sign and return the enclosed copy of this letter as acknowledgement of your agreement (and the agreement of the other Obligors) to the above.

Yours faithfully,

/s/ C. Hoepfl /s/ E. Macadie
SIGNED for and on behalf of	)
DEUTSCHE BANK A.G. LONDON	)
(as Facility Agent	)
and on behalf of the Finance Parties))
)
By: C. HOEPFL E. MACADIE	)

Acknowledged and agreed.
/s/ Peter E Lynch
SIGNED for and on behalf of	)
VALENTIA TELECOMMUNICATIONS	)
(in its capacity as Original Borrower	)
and Original Guarantor and as agent for	)
each of the other Obligors	)
)
By: PETER E LYNCH.	)

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